Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

December 20, 2019

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street N.E. Washington D.C. 20549 Attn: Jeffrey Gabor
Re:	OpGen, Inc. Registration Statement on Form S-4 Filed November 12, 2019 File No. 333-234657

Ladies and Gentlemen:

We are providing this response letter on behalf of OpGen, Inc. (the “Company” or “OpGen”) with respect to the Staff’s comment letter dated December 12, 2019, regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this response letter, we are also filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed November 12, 2019

Cover Page

1.	Please disclose the expected ownership percentages of Curetis N.V. and OpGen shareholders.

RESPONSE: We have added disclosure to the Notice of Special Meeting cover page of Amendment No. 1, to disclose the expected ownership percentages of Curetis N.V. and the OpGen legacy stockholders with the issuance of the 2,662,564 shares to Curetis N.V. or reserved for issuance

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under the Curetis 2016 Stock Option Plan or used to convert a portion of the convertible notes issued by Curetis N.V.

2.	We note that you will be issuing 2,662,564 shares of Common Stock as the sole consideration pursuant to the Implementation Agreement. Please revise the cover page to provide the approximate value of the merger consideration. Please also disclose that the market value of the shares to be issued could vary significantly from the market value as of the date of the proxy statement/prospectus.

RESPONSE: We have revised the Notice of Special Meeting cover page of Amendment No. 1 to reflect the market value of the Consideration as of the date of filing of Amendment No. 1 and to note that such market value is expected to vary significantly depending on the trading price of the OpGen common stock on the date of closing.

Proxy Statement/Prospectus Summary

OpGen, page 1

3.	We note that in July 2019, you received an Additional Information Request from the FDA detailing a number of questions relating to your 510(k) application for your Acuitas AMR Gene Panel (Isolates) diagnostic test. Please expand your disclosure here, and in the risk factor on page 13, to describe the additional information requested.

RESPONSE: We have updated the disclosure on the first page of the proxy statement/prospectus and on page 14 of Amendment No. 1 to provide additional information regarding OpGen’s pending 510(k) application in the “Proxy Statement/Prospectus Summary” and in the “Risk Factors” sections.

What is required to consummate the Transaction?, page 42

4.	Please revise to identify the conditions that the parties may waive.

RESPONSE: We have revised the disclosure in the “Questions and Answers About the Transaction and the Special Meeting” and “The Implementation Agreement” sections of the Amendment No. 1 to reflect the requested information.

Background of the Transaction, page 49

5.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is

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being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;
•	valuations;
•	negotiation of the transaction documents and the parties involved; and
•	at what point other strategic alternatives were eliminated from consideration.

RESPONSE: We have revised the disclosure in the “Background of the Transaction” section of Amendment No. 1 to provide additional information regarding the negotiation of the transaction between the parties, including additional disclosure regarding the negotiation of the transaction documents and other strategic alternatives pursued by the parties. We note that, other than as disclosed in the subsection titled “Opinion of OpGen’s Financial Advisor,” no valuations were performed.

6.	With reference to the disclosure on page 52 regarding the 19 companies that executed non-disclosure agreements and received the CIM, as well as the conversations and evaluation of potential transactions with the entities described in this paragraph, please revise to clarify whether any proposals were received. If proposals were received, please revise to disclose the material terms.

RESPONSE: We have revised the disclosure on page 52 of Amendment No. 1 to provide additional information about the process pursued by OpGen and the results of this process.

7.	We note the disclosure on page 3 that the number of shares representing the Consideration would equal 32.3% of the outstanding shares of OpGen common stock. Please revise the disclosure on page 55 to explain how the equity allocation of 72.5% contained in the principal term sheet evolved into 32.3%.

RESPONSE: We have further revised the disclosure on page 55 of Amendment No. 1 to clarify that the percentage ownership of OpGen at the closing of the proposed Transaction will be significantly different from the percentage ownership as of the date the Implementation Agreement was signed and the number of shares comprising the Consideration was fixed. As noted in the Registration Statement in a number of sections, the principal reason for the change in percentage ownership is due to the completion of OpGen’s October 2019 public offering, or the October 2019 Offering, of 4.7 million units, consisting of 4.7 million shares of common stock and 4.7 million warrants to acquire common stock, leading to the receipt by the

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Company of $9.4 million in gross cash proceeds, and $8.3 million in estimated net cash proceeds. The parties have agreed that such October 2019 Offering satisfied the closing condition set forth in the Implementation Agreement, that OpGen conduct an interim financing to raise at least $10 million in proceeds. The parties understood that such financing would significantly impact the percentage ownership represented by the Consideration, but did not know the precise impact until the October 2019 Offering closed.

8.	Please supplementally provide us with copies of all materials prepared by Crosstree and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the Implementation Agreement.

RESPONSE: We are supplementally providing you, under separate cover, with the requested materials.

Opinion of OpGen’s Financial Advisor, page 57

9.	In the analyses where Crosstree examined selected companies or transactions for the purposes of comparison, please disclose whether any companies or transactions that met the selection criteria were excluded from the analysis and why.

RESPONSE: We have revised the disclosure on page 61 of Amendment No. 1 to confirm that no companies or transactions that met the selection criteria were excluded.

Public Trading Multiples Analysis, page 59

10.	We note your disclosure that some of the companies used in the Public Trading Multiples Analysis may have financial and operating characteristics that are materially different from those of OpGen. For each of the companies used by Crosstree for their analysis, please disclose the underlying data for the companies such as the number of products or services and whether such products and services have received marketing clearance in the United States.

RESPONSE: We have revised the disclosure on page 61 of Amendment No. 1 to add a table detailing the requested data for the companies included in the analysis. We cannot be certain, from publicly available information, whether such products or services have marketing clearance in the United States. We confirm that the cleared nature of such products or services was not considered to be material to the analysis conducted.

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Discounted Cash Flow Analysis, page 61

11.	We note the description of the discounted cash flow analysis prepared by Crosstree. We further note that Crosstree relied on projections prepared by OpGen’s management when preparing the discounted cash flow analysis. Please revise your description of this analysis to disclose the projections used.

RESPONSE: We have revised the disclosure on pages 63 to 64 of Amendment No. 1 to disclose the material management projections provided to Crosstree by OpGen’s management in connection with Crosstree’s discounted cash flow analysis.

Unaudited Pro Forma Condensed Combined Financial Information, page 81

12.	Please provide an analysis that describes how you considered and that clearly explains how you weighted each of the following factors in concluding that OpGen was the accounting acquirer in the planned Transaction, giving particular detail on possible reduction in the 67.7% ownership interest deemed to be held by OpGen shareholders:
•	the number of shares to be issued to Curetis N.V. under the Implementation Agreement;
•	the number of units and pre-funded units sold in the October 2019 Offering;
•	the disclosure that the percentage of voting rights held by OpGen’s stockholders will continue to constitute a majority of the voting rights of the combined company after the October 2019 Offering and after closing under the Implementation Agreement, currently estimated at 67.7%;
•	the contractual right held by Curetis N.V. to designate a majority of the members of the initial board of directors of OpGen after the closing;
•	the change in the chief executive officer of OpGen after the closing to be the chief executive officer of Curetis N.V;
•	the retention of the chief financial officer of OpGen as the chief financial officer of Newco; and
•	the agreement between OpGen and Curetis N.V. to add a seventh director to the OpGen Board of Directors following the closing of the Transaction, with such person recommended by OpGen.

As part of your response, describe the background behind each of the following disclosures and describe how these concerns may impact your accounting treatment as of the date of the execution of the Implementation Agreement.

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•	“The consummation of the October 2019 Offering had a substantial impact on the final determination as to the accounting treatment of the business combination.” (page 81)
•	“The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to final assessment of the accounting acquirer...and could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.” (page 82)
•	“This anticipated accounting treatment differs from the anticipated accounting treatment as of the date of the execution of the Implementation Agreement, primarily as a result of the dilution caused by the October 2019 Offering.” (page 62)

RESPONSE: The analysis of the accounting treatment of the proposed Transaction has been ongoing since the negotiation of the definitive Implementation Agreement. The ramifications of the accounting treatment of the proposed Transaction are significant to the parties in that the presentation of the financial statements following the closing would be significantly different depending upon the accounting treatment.

The principal guidance that the parties considered was:

ASC 805-10-25-4 “For each business combination, one of the combining entities shall be identified as the acquirer.”

The ASC master glossary defines an acquirer as follows: “The entity that obtains control of the acquiree”.

ASC 805-10-55-12 “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group

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of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.”

Based on such guidance, during the negotiation of the Implementation Agreement, and up until the closing of the October 2019 Offering, the parties believed the proposed Transaction would be a reverse acquisition, primarily because of the percentage ownership of the outstanding shares of OpGen common stock to be held by Curetis N.V. after the closing (the fixed number of shares to be issued represented 72.5% of the shares on a fully diluted basis as of September 3, 2019, the date the Implementation Agreement was finalized). The other factors considered related to the governance of Newco after the closing. The parties believed, and continue to believe, that the Board and management structure, while important, are not as significant to the analysis of the accounting treatment analysis as the relative percentage ownership.

The impact of the October 2019 Offering was significant on the analysis conducted. This impact was recognized at the time Amendments to the Form S-1 Registration Statement (“Form S-1 Amendment”) were filed in connection with the October 2019 Offering. Although the Company did not know at the time the Form S-1 Amendment was filed, what the exact impact of the October 2019 Offering would be, the Company did modify its disclosure to highlight the change in its interim accounting treatment analysis. In the October 2019 Offering, OpGen issued an additional 4.7 million shares of its common stock, and issued an additional 4.7 million warrants to investors in the offering. Based on the fixed number of shares to be issued to Curetis N.V. as the Consideration, this changed the “legacy” OpGen

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stockholders’ ownership, including the new investors, to 67.7% of the ownership on a non-dilutive basis, as contrasted with the 24.9% that would have been held if the Transaction had closed on September 3, 2019. In addition, the shares to be issued to Curetis N.V. (32.3% of the ownership on a non-dilutive basis as contrasted with 75.1% if the Transaction had closed on September 3, 2019) are not anticipated to be held by Curetis N.V. for a significant period – Curetis N.V. intends to seek to dissolve after the consummation of the Transaction, and to distribute its remaining assets, including the Consideration shares, to its shareholders. The Curetis N.V. capital stock is widely held, therefore, we do not expect that any significant (more than 10%) holders will result from such distribution.

As part of the analysis, the parties also assessed the impact of the governance provisions of the Implementation Agreement. Post-closing, the Board of Newco will include a majority of members selected by Curetis N.V. (4) and at least two selected by OpGen. The two continuing members selected by OpGen are Evan Jones, the current Chair of the Board and Chief Executive Officer of OpGen, and Donald Elsey, the current Chair of the Audit Committee of the OpGen Board, and its financial expert. Each of Mr. Jones and Mr. Elsey have deep understanding of the Company’s business and are expected to be significant contributors to the Newco Board. In addition, subsequent to the execution of the Implementation Agreement, the parties recognized that an additional board member, with experience, skills and qualifications important to a company traded on the U.S. capital markets, and familiar with U.S. public company requirements, would be beneficial to the Newco Board, and have agreed that OpGen will select and recommend a person for such additional board seat. With respect to the management team, Oliver Schacht, the current Chief Executive Officer of Curetis N.V. will become the Chief Executive Officer of Newco, and Timothy C. Dec, the current Chief Financial Officer of OpGen will continue as the Chief Financial Officer of Newco. Based on the experience of the individuals who will serve as directors and executive officers of Newco, the U.S.-based public company experience of the OpGen-selected individuals, and the small size of the Board and executive management team, the parties believe that such governance structure balances the experience and qualifications of the Newco Board members and management and presents sufficient governance representatives from both companies such that the governance aspects do not control with respect to the accounting treatment analysis.

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To specifically address the comments above, we provide the following:

C: The consummation of the October 2019 Offering had a substantial impact on the final determination as to the accounting treatment of the business combination. (page 81)

RESPONSE: The October 2019 Offering added 4.7 million shares of common stock to the total shares outstanding and significantly reduced Curetis’ ownership of the combined company on a non-dilutive basis from 75% to 32%. Had the October 2019 Offering not occurred and the governance remained as described, the Company believes Curetis GmbH would have been the accounting acquirer. If Curetis GmbH was the accounting acquirer, its financial statements would become the historical financial statements of Newco and a valuation would need to be performed to allow the OpGen assets and liabilities to be recorded within such financial statements at fair value as of the date of closing.

C: The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to final assessment of the accounting acquirer...and could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company's future results of operations and financial position. (page 82)

RESPONSE: OpGen is currently working with valuation specialists to determine the fair value of the Curetis GmbH assets and liabilities, to identify any intangible assets and to value any assets and liabilities of Curetis N.V. that will be assumed at the closing of the Transaction. The final pro forma adjustments will not be available until the Transaction is complete and the value of the Consideration transferred can be accurately calculated.

C: This anticipated accounting treatment differs from the anticipated accounting treatment as of the date of the execution of the Implementation Agreement, primarily as a result of the dilution caused by the October 2019 Offering. (page 62)

RESPONSE: On September 4, 2019, when the Implementation Agreement was signed, the impact of the required $10 million interim financing offering was not yet known. At the time OpGen’s share price was trading at $8.20/share and a $10 million capital raise would have required significantly less shares to be offered. If the Transaction had closed on September 4, 2019 in conjunction with a $10 million public offering of OpGen common stock, the 2.6 million shares to be issued as Consideration would have represented over 50% of Newco’s outstanding stock. The majority ownership combined

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with the various other governance considerations led OpGen to believe Curetis would be the accounting acquirer as of the date of the execution of the Implementation Agreement. However, the October 2019 Offering added 4.7 million shares of common stock at $2.00 per unit to the total outstanding common stock and drastically reduced Curetis N.V’s ownership of Newco to approximately 32%, and led OpGen to readdress its accounting acquirer conclusion.

Curetis’ Business
Curetis’ Partnering and Collaboration Agreements, page 140

13.	For each agreement discussed in this section, please expand your disclosure to include the material terms including financial terms, duration of the agreements and royalty terms, and termination provisions. Please also file these agreements as exhibits or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

RESPONSE: In the “Curetis Business” section of Amendment No. 1, we have expanded our disclosure of the agreements that are currently material to the business of Curetis N.V., including providing a range of financial terms where applicable. We have modified the disclosure to the extent we are able without disclosing commercially sensitive terms that we have determined are not necessary to an investor’s understanding of the principal terms of the agreement. We have filed such agreements as exhibits to the Registration Statement.

Acquisition Agreements, page 143

14.	For your GEAR asset acquisition, please expand your disclosure to include the material terms including financial terms (including the aggregate milestone payments and royalty rate or range not to exceed ten percent) and the duration of the royalty term. Please also file the GEAR and Gyronimo acquisition agreements as exhibits or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

RESPONSE: On page 143 of Amendment No. 1, we have expanded the disclosure of the material terms of these agreements, including a range of financial terms, where applicable, to the extent we are able without disclosing commercially sensitive information that we believe is not material to an understanding of the applicable agreement. We have filed these agreements as exhibits to the Registration Statement.

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Patents, page 160

15.	We note that you have 148 issued patents and patent applications in various jurisdictions. Please revise to disclose for each material patent and patent application the specific product(s) to which such patents or patent applications relate, the type of patent protection, and applicable jurisdictions.

RESPONSE: On pages 159 to 160 of Amendment No. 1, we have expanded the disclosure of the issued patents and patent applications of the Curetis business.

Material U.S. Federal Income Tax Consequences, page 184

16.	We note your disclosure that if the parties’ tax treatment of the Transaction is respected, the Transaction will not give rise to the recognition of gain or losses to you or your stockholders for U.S. federal income tax purposes. Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19.

RESPONSE: We do not believe there are material U.S. federal income tax consequences of this proposed Transaction to either OpGen or any OpGen stockholders. No existing OpGen stockholders are receiving shares in the proposed Transaction, and the tax impact, if any, on Curetis N.V. is not governed by U.S. federal tax law. OpGen has not sought a tax opinion with respect to the proposed Transaction, and, in accordance with Section III.A.2 of Staff Legal Bulletin 19, we do not believe there are material tax consequences to OpGen or its stockholders that require such opinion. We have revised the disclosure on pages 6 and 184 of Amendment No. 1 to disclose that the proposed Transaction consists of the issuance of the Consideration by OpGen in exchange for the acquisition by Crystal GmbH, its wholly owned German subsidiary, of all of the capital stock of Curetis GmbH and assumption of certain liabilities of Curetis N.V. by OpGen or Crystal GmbH, and to note that a corporation does not recognize gain or loss when it issues stock in exchange for property under Section 1032(a) of the Code.

Anti-Takeover Effects of Our Certificate of Incorporation, Bylaws and Delaware Law Exclusive Jurisdiction for Certain Actions, page 191

17.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative

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action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: The forum selection provision in OpGen’s Certificate of Incorporation provides that only certain matters be litigated in the Court of Chancery of the State of Delaware and is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff's comment, we have revised the disclosure on page 191 of Amendment No. 1 to clarify that the Company’s forum selection provision is not intended to apply to such claims and that, to the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and the Company’s stockholders will not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.

In response to the Staff´s comment, we have added a new risk factor under "Risk Factors—Risks Relating to Our Securities" beginning on page 34 of Amendment No. 1 to clarify that the forum selection provision, which will apply to Newco following the closing of the proposed Transaction as disclosed in the Registration Statement, does not apply to claims brought pursuant to the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the related risks of such forum selection provision to, and other potential impacts on, investors. In addition, to help stockholders understand the scope of the forum selection provision going forward, OpGen undertakes to include similar disclosure with regard to its forum selection provision in its future Exchange Act and Securities Act filings in which such provision is addressed.

United States Securities and Exchange Commission

December 20, 2019

Exhibits

18.	Please file the EIB Finance Contract as an exhibit, or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have filed the EIB Finance Contract as an exhibit to the Registration Statement.

General

19.	We note your statement under “References to Additional Information” following the Cover Page, that you state that you “do not make any representation as to the accuracy of the information” in the industry publications and research, surveys and studies conducted by third parties. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. Please revise.

RESPONSE: We have revised the Amendment No. 1 to remove the referenced paragraph.

Please contact Timothy C. Dec, the Chief Financial Officer of the Company, at (240) 813-1273, or me at (215) 864-8631, if you have any questions about our response.

Very truly yours,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/lrk

cc:	Evan Jones Oliver Schacht, Ph.D. Scott Sonnenblick